UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2026 (Report No. 2)

Commission File Number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

CONTENTS

On March 10, 2026, NeuroThera Labs Inc. (“NeuroThera”), in which SciSparc Ltd. (the “Company”) holds a controlling interest of approximately 75%, entered into a share purchase agreement (the “Agreement”) among shareholders (the “Selling Shareholders”) of CliniQuantum Ltd. (“CliniQuantum”), CliniQuantum and NeuroThera. Pursuant to the Agreement, NeuroThera will acquire 56,375 ordinary shares of CliniQuantum, representing approximately 54.01% of the issued and outstanding ordinary shares of CliniQuantum (the “CliniQ Shares”) on a fully diluted basis immediately prior to the closing of the transaction (the “Transaction”).

In consideration for the CliniQ Shares, NeuroThera will issue an aggregate of 56,600,000 common shares from the capital of NeuroThera (the “Consideration Shares”) to the Selling Shareholders, representing an aggregate value of approximately $9,459,954.20 based on the volume weighted average trading price of the NeuroThera’s common shares on the TSX Venture Exchange for the 20 trading days immediately preceding March 10, 2026.

In addition to the Consideration Shares, the Selling Shareholders may be entitled to receive earn-out payments of up to $2,500,000 in the aggregate (the “Earn-Out Payments”), payable in cash and/or common shares of NeuroThera at the sole discretion of NeuroThera, contingent upon the achievement of the certain milestones, including $500,000 for each of the first three patent applications filed by CliniQuantum with the United States Patent and Trademark Office or the European Patent Office, up to a maximum of $1,500,000 in the aggregate filed during the Earn-Out Period (as defined below); and an amount equal to 7.0% of any fundraising proceeds raised by NeuroThera, up to a maximum of $1,000,000 in the aggregate. The Earn-Out Payments, if any, are payable during the three-year period following the closing of the Transaction (the “Earn-Out Period”).

In connection with the Transaction, NeuroThera will pay finder’s fees by issuing an aggregate of 2,829,999 common shares from its capital to certain arm’s length finders.

Closing of the Transaction is expected to occur within 30 days following the submission of the application for the Israeli tax ruling to the Israeli Tax Authority, subject to satisfaction or waiver of all closing conditions. The closing of the transaction, which is expected on or about March 31, 2026, unless otherwise agreed by the parties in writing, will be subject to customary closing conditions. The Company’s ownership interest in NeuroThera is expected to decrease from approximately 75% to approximately 43.86% after the closing of the Transaction.

On March 10, 2026, the Company issued a press release titled “SciSparc: Subsidiary NeuroThera Labs (75%) Signs Definitive Agreement to Acquire Majority Stake in CliniQuantum, Innovator in Quantum-based Clinical Trials.” On March 12, 2026, the Company issued a press release titled “SciSparc: NeuroThera Labs Announces Publication of International Patent in Collaboration with Clearmind Medicine for Novel Therapy Targeting Weight Loss and Fatty Liver Disease.” Copies of these press releases are furnished herewith as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report of Foreign Private Issuer on Form 6-K (this “Report”) and is incorporated by reference herein.

This Report is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-286099, 333-275305, 333-269839, 333-266047, 333-248670, 333-255408, 333-293167 and 333-293533) and on Form S-8 (File Nos. 333-278437, 333-225773, 333-286791 and 333-292952) filed with the SEC to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Cautionary Note Regarding Forward-Looking Statements

This Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company uses forward-looking statements when it discusses: the expected acquisition of CliniQ Shares by NeuroThera; the potential Earn-Out Payments; the expected closing of Transaction, timing thereof and ability to meet closing conditions; and the expected decrease in the Company’s ownership interest of NeuroThera after the closing of the Transaction. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Report. The Transaction may not close when expected or at all and, even if the Transaction closes, the conditions for the Earn-Out Payments my not occur. In addition, the forward-looking statements contained or implied in this Report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F, as amended, filed with the SEC on April 24, 2025, and in subsequent filings with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release issued by SciSparc Ltd. titled “SciSparc: Subsidiary NeuroThera Labs (75%) Signs Definitive Agreement to Acquire Majority Stake in CliniQuantum, Innovator in Quantum-based Clinical trails.”
99.2	Press release issued by SciSparc Ltd. titled “SciSparc: NeuroThera Labs Announces Publication of International Patent in Collaboration with Clearmind Medicine for Novel Therapy Targeting Weight Loss and Fatty Liver Disease.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCISPARC LTD.

By:
Name:	Oz Adler
Title:	Chief Executive Officer and Chief Financial Officer

Date: March 12, 2026

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